UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               June 13, 2018



  Via Email

  Myron Lewis
  Director
  DS Healthcare Group, Inc.
  5579 Lyons Road
  Coconut Creek, FL 33073

          Re:     DS Healthcare Group, Inc.
                  Schedule 14D-9 filed May 30, 2018
                  SEC File No. 5-86927

  Dear Mr. Lewis:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a review of the above filing. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

         Please respond to this letter by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule 14D-9   Item 4. The Solicitation or Recommendation

      1. Under "New Business Model," the Company makes many claims regarding future improved operating performance and results of operations. Without any substantiation and explanation of underlying assumptions, such claims may be
         misleading. Please explain the basis for (including any limitations on) the forecasted figures here including the projected revenue figures for 2018-2020 at the bottom of page 5.

      2. See our last comment. Provide the basis for and an explanation of how and when the Company will accomplish the following: "Due to the new business model
 Myron Lewis
Chairman of Board
DS Healthcare Group
June 13, 2018
Page 2


        that DS Healthcare is implementing, a reduction in operating cost by more than 50 percent will occur." Your expanded disclosure should discuss the limiting factors that could cause this projected savings to vary from actual results.

   3. Expand to explain specifically how the Company will centralize operations "by taking control of manufacturing in North America, Latin America and Europe."
      Include a time frame for when you hope to accomplish this goal.

   4. Identify the "well financed distributor" who you say has committed to a $250,000 initial order and further increased forecasted orders in future. Explain (if accurate)
        that these are not legally binding orders. In addition, explain the basis for the
        "purchase forecasts" that follow for 2018-2020 and thereafter.

   5. Explain why you believe the Company may terminate a licensing agreement with
      Mr. Gutierrez and DS Mexico because he is conducting a hostile tender offer.
      What specific provision of the licensing agreement, in your view, allows you to terminate it under these circumstances?

   6. See our comments above. To the extent that these projections and assertions cannot be supported, they should be deleted.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.


                                                              Sincerely,

                                                              /s/ Christina
Chalk

                                                              Christina Chalk
                                                              Senior Special
Counsel
                                                              Office of Mergers
and
                                                              Acquisitions